PRESS RELEASE	SEPTEMBER 18, 2024

Largo Appoints Francesco D'Alessio as Chief Commercial Officer to Lead Realigned Sales Strategy

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce the promotion of Francesco D'Alessio to the role of Chief Commercial Officer, effective immediately. With Largo since 2019, the appointment of Mr. D'Alessio is part of a broader focus on the repositioning of Largo's sales and trading operations to capitalize on emerging opportunities in the vanadium market.

The Company believes Mr. D'Alessio's proven expertise and strategic vision make him ideally suited to lead Largo's realigned sales strategy, positioning the Company for growth in response to evolving market conditions and the anticipated long-term increases in vanadium demand. As demand for vanadium is forecast to grow significantly-projected by the International Energy Agency (IEA) to rise over 500% by 2050 under a net zero scenario[i], while current mining investments fall short of meeting future needs and the development of new vanadium mines can take 10-15 years-the Company's sales division is well-positioned to navigate current market conditions while preparing for future growth. As demand for vanadium is forecast to significantly grow, particularly driven by the need for clean energy storage and high-strength steel alloys, the Company's sales division is well-positioned to navigate current market conditions while preparing for future growth.

Daniel Tellechea, Director and Interim CEO of Largo, commented: "Francesco has consistently demonstrated a strong commitment to enhancing our sales operations and is the right leader to guide our commercial strategy forward. His extensive background in vanadium sales and trading, combined with his strategic vision, will be critical as we aim to strengthen Largo's position in the vanadium market with a focus on our approach to global sales and trading to drive long-term value going forward."

Mr. D'Alessio has over 17 years of experience in metals sales and trading, including overseeing sales and shipment of vanadium, among other commodities, as well as additional experience in clean energy storage sales. Mr. D'Alessio currently serves as President of Largo Clean Energy Corp. ("LCE"), a subsidiary of Largo, overseeing the strategic review process to fully maximize the value of LCE, including its access to the innovative Largo Physical Vanadium Corp. structure. Mr. D'Alessio began his tenure at Largo in 2019 as Head of Sales, Americas, and was subsequently promoted to the position of Commercial Director, being actively involved in the overall sales strategy at Company. His experience also includes co-founding and previously holding the title of Marketing and Sales Director at SiderAlloys Intl. SA, where he facilitated the company's global sales and raw material sourcing channels and go-to-market strategies. Prior to co-piloting the start-up of SiderAlloys in 2011, Mr. D'Alessio was Global Sales Manager of vanadium products for EVRAZ East Metals, where he managed all sales and marketing for the vanadium division. Mr. D'Alessio holds a Global Executive Master of Business Administration (GEMBA) from Bocconi University in Milan, Italy, and a Bachelor of Arts (B.A.) in Government and International Affairs from George Mason University in Fairfax, VA, USA.

As part of this transition, the Company announces that Paul Vollant has left his position at Largo. The Company appreciates Mr. Vollant's leadership in establishing Largo's independent sales division and acknowledges his valuable contributions during his time with the Company. Largo extends its sincere thanks and best wishes to him in his future endeavours.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. The projected growth in demand for vanadium may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. There can be no assurance that such statements will prove to be accurate and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

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[i] IEA (2024) - Critical Minerals Data Explorer